UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Papa John’s International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

698813102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (2)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

2

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,581,902
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,581,902
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,581,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

(1) Includes Shares issuable upon conversion of 129,200 shares of Series B Preferred Stock.

3

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		423,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

423,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,731(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 21,212 shares of Series B Preferred Stock.

4

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		239,592
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

239,592
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,994 shares of Series B Preferred Stock.

5

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,017,378
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,017,378
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,378 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 50,930 shares of Series B Preferred Stock.

6

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,243,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,243,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,243,306(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 62,240 shares of Series B Preferred Stock.

7

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,928(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 11,310 shares of Series B Preferred Stock.

8

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,928(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,310 shares of Series B Preferred Stock.

9

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,786(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 38,936 shares of Series B Preferred Stock.

10

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,786(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 38,936 shares of Series B Preferred Stock.

11

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

12

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

13

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,003
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,003
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

14

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,003
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

15

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,003
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares issuable upon conversion of 250,000 shares of Series B Preferred Stock.

(2) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement.

16

CUSIP NO. 698813102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares beneficially owned by it;
(iv)	Starboard P Fund LP, a Cayman Islands limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(vi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and managing member of Starboard P GP;
(vii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares beneficially owned by it;
(viii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(x)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
17

CUSIP NO. 698813102

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and who was appointed to the Board of Directors pursuant to the Governance Agreement (as defined and described in the Schedule 13D); and
(xv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard P GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Starboard V&O Fund, Starboard L Master and Starboard P LP is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard P LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and managing member of Starboard P GP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

18

CUSIP NO. 698813102

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital pursuant to the terms of the Purchase Agreement (as defined below). The aggregate purchase price of the 129,200 Purchased Shares (as defined below) beneficially owned by Starboard V&O Fund is $129,200,000. The aggregate purchase price of the 21,212 Purchased Shares beneficially owned by Starboard S LLC is $21,212,000. The aggregate purchase price of the 11,994 Purchased Shares beneficially owned by Starboard C LP is $11,994,000. The aggregate purchase price of the 11,310 Purchased Shares beneficially owned by Starboard L Master is $11,310,000. The aggregate purchase price of the 38,936 Purchased Shares beneficially owned by Starboard P LP is approximately $38,936,000. The aggregate purchase price of the 37,348 Purchased Shares held in the Starboard Value LP Account is $37,348,000.

The aggregate purchase price of the 1,000 Shares directly owned by Starboard V&O Fund in record name is $45,041, excluding brokerage commissions.  Such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in an open market purchase.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, on February 3, 2019, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer sold to Starboard 200,000 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and the 200,000 shares, the “Initial Series B Preferred Shares”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $200,000,000. Starboard was also granted the option, exercisable at its discretion, to purchase up to an additional 50,000 shares of Series B Preferred Stock (the “Optional Shares” and together with the Initial Series B Preferred Shares, the “Purchased Shares”) on or prior to March 29, 2019 for the Purchase Price, subject to certain limitations. On March 28, 2019, Starboard, in accordance with the terms of the Purchase Agreement, exercised its right to acquire the maximum number of Optional Shares for the Purchase Price.

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CUSIP NO. 698813102

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The Shares issuable upon conversion of the Series B Preferred Stock reported owned by each person named herein have been calculated using the Conversion Rate, as defined in the Certificate of Designation, which, pursuant to the terms of the Certificate of Designation, utilized a Conversion Price of $50.06. The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 31,778,417 Shares outstanding, as of March 11, 2019, which is the total number of Shares outstanding as disclosed in the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on March 27, 2019 and (ii) certain of the 4,994,003 Shares issuable upon conversion of the Purchased Shares, as applicable.

A.	Starboard V&O Fund
(a)	As of the close of business on April 1, 2019, Starboard V&O Fund beneficially owned approximately 2,581,902 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,581,902
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,581,902
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard V&O Fund has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
B.	Starboard S LLC
(a)	As of the close of business on April 1, 2019, Starboard S LLC beneficially owned approximately 423,731 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 423,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 423,731
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard S LLC has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on April 1, 2019, Starboard C LP beneficially owned approximately 239,592 Shares.

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CUSIP NO. 698813102

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 239,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 239,592
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard C LP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
D.	Starboard P LP
(a)	As of the close of business on April 1, 2019, Starboard P LP beneficially owned approximately 777,786 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 777,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,786
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard P LP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 777,786 Shares owned by Starboard P LP.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 777,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,786
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P GP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
F.	Starboard L Master
(a)	As of the close of business on April 1, 2019, Starboard L Master beneficially owned approximately 225,928 Shares.

Percentage: Less than 1%

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CUSIP NO. 698813102

(b)	1. Sole power to vote or direct vote: 225,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,928
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard L Master has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 225,928 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,928
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
H.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 239,592 Shares owned by Starboard C LP and (ii) 777,786 Shares owned by Starboard P LP.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,017,378
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,017,378
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 239,592 Shares owned by Starboard C LP, (ii) 777,786 Shares owned by Starboard P LP and (iii) 225,928 Shares owned by Starboard L Master.

Percentage: Approximately 3.8%

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(b)	1. Sole power to vote or direct vote: 1,243,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,243,306
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
J.	Starboard Value LP
(a)	As of the close of business on April 1, 2019, approximately 746,064 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Optional Shares received pursuant to the Purchase Agreement, Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value GP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
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L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,003
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,003
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
N.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 423,731 Shares owned by Starboard S LLC, (iii) 239,592 Shares owned by Starboard C LP, (iv) 225,928 Shares owned by Starboard L Master, (v) 777,786 Shares owned by Starboard P LP and (vi) 746,064 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,995,003
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,995,003
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(c)	Neither of Messrs. Smith or Feld have entered into any transactions in the Issuer’s securities since the filing of the Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 28, 2019, Starboard, pursuant to the Purchase Agreement, exercised its right to acquire the Optional Shares, as described in Item 4.

On April 1, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated April 1, 2019.

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CUSIP NO. 698813102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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